Exhibit 4.6

EXECUTION VERSION

SUBLICENSE AGREEMENT

This sublicense agreement (“Sublicense Agreement”) commences on the Effective Date and is made by and between (i) Westinghouse Electric Corporation, a Delaware corporation, having its principal place of business at 51 West 52nd Street, New York, NY 10019 (hereinafter referred to as “Westinghouse”); (ii) Westinghouse Solar, Inc., a Delaware corporation, having its principal place of business at 1475 S. Bascom Ave., Suite 101, Campbell, CA 95008 (“W- Solar”) and Andalay Solar Inc., (“Andalay”) a wholly owned subsidiary of W-Solar (hereinafter W-Solar and Andalay each referred to as a “Sublicensor” and collectively referred to as the “Sublicensors”); (iii) and CBD Energy Limited (ACN 010 966 973), an Australia company, having its principal place of business at 53 Cross Street Double Bay, Suite 2 — Level 2, Sydney NSW Australia 2028 (hereinafter referred to as the “Sublicensee”).

RECITALS

WHEREAS, Sublicensors are is in the business of manufacturing and selling Systems;

WHEREAS, Sublicensee is in the business of importing, assembling, installing and selling Systems in the Territory;

WHEREAS, Sublicensee (by way of a wholly owned Delaware subsidiary company) is in the process of merging with the W-Solar via a merger expected to be finalized during the second quarter of 2013;

WHEREAS, Westinghouse is the owner of certain valuable and famous trademarks and trade names;

WHEREAS, Sublicensors, pursuant to the Westinghouse Agreements, have exclusive licenses and rights from Westinghouse to use the “Westinghouse” trade name in various agreed forms and the Marks as part of Sublicensor's manufacture and sale of Systems;

WHEREAS, Sublicensors have, among other matters, obtained exclusive rights to distribute Systems in the Territory using the Marks, pursuant to Amendment # 1 to the License Agreement;

WHERAS, Sublicensors have, among other things, amended the trademarks pursuant to Amendment # 1 to the Trade Name Agreement;

WHEREAS, Sublicensors and Westinghouse are amending the definition of “Products” (as defined in the License Agreement) pursuant to Amendment # 2 to the License Agreement;

WHEREAS, Sublicensee desires to obtain, and Sublicensors are willing to grant, a sublicense of the Sublicensors’ rights under the Westinghouse Agreements to allow Sublicensee to use the Marks and the name “Westinghouse” as part of the Sublicensee’s trade name in connection with the importing, assembly, installation and sale of Systems to its customers in the Territory, on the terms and conditions set forth herein;

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EXECUTION VERSION

WHEREAS, Sublicensce has agreed to pay royalties to Sublicensors on all of the Products Sublicensee sells in the Territory as set out in this Sublicense Agreement;

WHEREAS, Westinghouse has agreed to consent to the sub-licensing by the Sublicensors to the Sublicensee under this Sublicense Agreement, on the terms and conditions set forth herein;

WHEREAS, all recitals, and Appendix A, Appendix B and Appendix C attached to this Sublicense Agreement, form an integral part of this Sublicense Agreement; and

WHEREAS, the Sublicensors' obligations under this Sublicense Agreement shall be joint and several obligations (and not jointly or severally obligations).

NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the parties hereto agree as follows.

1.0 - DEFINITIONS

In this Sublicense Agreement, in addition to the other capitalized expressions set out herein, the following expressions have the following meanings:

1.1          “Amendment # 1 to License 4greement” means the amendment to the License Agreement executed by the parties thereto and dated in August 2012.

1.2          “Amendment # 1 to Trade Name Agreement”means the amendment to the Trade Name Agreement executed by the parties thereto and dated in August 2012.

1.3          “Amendment # 2 to License Agreement” means the amendment to the License Agreement executed by the parties thereto and dated on or about the Effective Date.

1.4          “Business” means the business of the Sublicensce, namely importing, assembling, installing and selling the Products in the Territory.

1.5          “Effective Date” means the date determined and defined in Section 12.

1.6          “License Agreement” means the licensing agreement made between Westinghouse, W-Solar (at the time Akeena Solar Inc) and Andalay, dated February 22, 2010.

1.7          “Licensing Guidelines” means the Westinghouse Brand Guidelines attached hereto and made a part hereof as Appendix A.

1.8          “Marks” means the trademarks as shown in Appendix B attached hereto and made a part hereof.

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EXECUTION VERSION

1.9          “NIP” or “Net Invoke Price” means the aggregate of the invoiced amounts for Products less (a) returned goods, refunds, credits and allowances actually made or allowed to a customer with respect to those Products, (b) freight or handling charges charged to customers or incurred on return of goods, and (c) sales and excise taxes actually paid by Sublicensee or Sublicensee's customers with respect to sale of Products to customers. NIP shall not include any insurance, duties, tariffs, use taxes, special charges, and/or fees itemized for Products.

1.10          “party” and “parties” means a party or the parties to this Sublicense Agreement either individually or collectively with the other parties, as the case may be.

1.11          “Products” means the products listed in Appendix C attached hereto and made a part hereof. In the event of any dispute arises between the parties regarding the definition of Products, the final decision regarding such definition shall rest in Sublicensors' good faith sole and absolute discretion.

1.12          “Systems” means photovoltaic solar energy systems.

1.13          “Term” — means the date as determined and defined in Section 10.1 hereto.

1.14          “Territory” means Australia and New Zealand, and no other territories unless such other territory is approved in writing by the Sublicensors and Westinghouse, in which case such other territories will be form part of the definition of Territory and will become subject to the terms and conditions of this Sublicense Agreement.

1.15          “Trade Name” means the trade name “Westinghouse Solar”, or such other trade name incorporating “Westinghouse” as may be approved by Westinghouse and Sublicensors in writing.

1.16          “Trade Name Agreement” means the agreement allowing the Sublicensors to use the Trade Name, entered into by Westinghouse, W-Solar (at the time Akeena Solar Inc) and Andalay, dated February 22, 2010.

1.17          “Westinghouse Agreements” means (i) the License Agreement, as amended from time to time; and (ii) the Trade Name Agreement, as amended from time to time.

2.0 - LICENSE GRANT AND RESTRICTIONS

2.1          Unless sooner terminated, Sublicensors hereby grant Sublicensee an exclusive sublicense to use the Marks during the Term solely on or in connection with the sale of Products within the Tenitory. Sublieensors also grants, insofar as it lawfully may grant subject to any preexisting agreements with third parties, to Sublicensee, an exclusive non-transferable, right and license to use in the Territory the Trade Name, in association with the Business only. Sublicensors reserve all other rights in and to the Marks and Trade Name. This Sublicense Agreement shall be subject to the guidelines set forth in the Licensing Guidelines.

2.2          Sublicensee shall use the Marks only in the form approved in this Sublicense Agreement or otherwise in writing by Sublicensors (subject to review and approval by Westinghouse under the Westinghouse Agreements) and with no departures in appearance or treatment. Sublicensee shall ensure that the Marks used in its Business and under this Sublicense Agreement comply in every respect with the Licensing Guidelines.

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EXECUTION VERSION

2.3          Sublicensee shall not use nor authorize others to use the Marks outside of the Territory or on any other goods or merchandise of any kind other than the Products and as specifically set forth in this Sublicense Agreement or as otherwise agreed to by the parties in writing. Sublicensee may request at any time, in writing, Sublicensors' and Westinghouse's consent solely to manufacture Products outside of the Territory. Sublicensors and estinghouse may permit such manufacturer to place the Marks on Products manufactured by it solely for Sublicensee for sale within the Territory. Sublicensee shall not permit the manufacturer to make any other use of the Marks. Sublicensee shall be responsible for the acts or omissions of its suppliers of any tier.

2.4          Sublicensee shall not sell any Products or authorize others to sell any Products (i) outside the Territory; (ii) to Harvey Norman Holding Ltd., including its subsidiaries, authorized franchisees, and affiliates; or (iii) to a third party where the Sublicensee reasonably believes the Products will be sold by that third party outside the Territory, in each such case without the prior written consent of the Sublicensors and Westinghouse.

2.5          No rights are granted hereby for the distribution of Products as premiums, promotions or giveaways.

2.6          The sub-license granted hereby is personal to Sublicensee and is not assignable for any reason without Sublicensors' prior written consent. Sublicensors acknowledges that the resale of Products by Sublicensee's retailer customers does not constitute an assignment of the sub-license granted hereby to Sublicensee and, notwithstanding Section 15.1, accordingly approves of such resale of Products.

2.7          Nothing in this Sublicense Agreement is to be construed as an assignment or grant to Sublicensee of any right, title or interest in the Marks or in any copyright, design, trade name, trademarks, trade dress or other property right beyond the limited sublicense expressly granted hereby. Sublicensee agrees not to assert any rights in the Marks, contrary to the provisions of this Sublicense Agreement.

2.8          Sublicensee will not represent that it has any right or title to “Westinghouse” or to any registration thereof (other than the sublicense hereunder), and it shall not at any time claim that the use of “Westinghouse” as a part of the Trade Name by it has created any right, title or interest on its part in or to “Westinghouse”. Sublicensee shall comply with all trade name laws in respect of the use of the Trade Name and shall not do anything to adversely affect, and shall take such steps as Sublicensors and/or Westinghouse may reasonably require to preserve and maintain, the rights of Sublicensors and Westinghouse in the Trade Name.

2.9          Sublicensee agrees that it will do nothing inconsistent with Westinghouse's ownership of “Westinghouse” and that all use of the Trade Name by Sublicensee shall inure to the benefit of and be on behalf of Westinghouse. Sublicensee agrees that it will not attack the title of Westinghouse to “Westinghouse” or attack the validity of this Sublicense Agreement with respect to Westinghouse's ownership of “Westinghouse”.

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EXECUTION VERSION

2.10          Sublicensee may use domain names containing the Trade Name during the Term of this Sublicense Agreement, subject to Westinghouse's and Subliccnsors' prior written approval.

2.11          Sublicensee acknowledges and agrees that this Sublicense Agreement and Sublicensee's rights hereunder, arc subject in all respects to the terms and conditions of the Westinghouse Agreements. Sublicensee agrees to comply with and be bound by all general terms and conditions of the Westinghouse Agreements, including but not limited to, Sublicensors' obligations under Sections 2, 3, 4, 5, 6.1 (including such provisions of Sections 6.1.8 and its subsections), 7.1, 9 and 13.0 of the License Agreement. Sublicensors and Sublicensee agree that Westinghouse is an express beneficiary to this Sublicense Agreement, with the right to enforce the terms and conditions of this Sublicense Agreement as if Westinghouse were the Sublicensors hereunder. Sublicensee further agrees that this Sublicense Agreement shall terminate immediately and without action on the part of Sublicensors or Sublicensee in the event of a termination of the Westinghouse Agreements.

3.0 - RESPONSIBILITIES OF SUBLICENSEE

3.1          Prior to any use of any Marks, Sublicensee shall, at Sublicensee's expense, submit to Westinghouse and Sublicensors, for Westinghouse's and Sublicensors' written approval, the following: (a) two (2) specimens of each design of Product on which said Marks are to appear (the “Specimens”); (b) independent consumer product safety and performance test reports, or their equivalent in Australia, for each Product (“Test Reports”); (c) all artwork which Sublicensee intends to use in connection with the Marks; and (d) all relevant packaging, advertising and promotional literature which Sublicensee intends to use in the marketing or merchandising of the Products. Sublicensors shall give Sublicensee written notice of approval or disapproval within forty-five (45) days from its receipt of the Specimens, artwork, packaging, advertising and/or promotional literature, and should Sublicensors disapprove, their written notice shall explain in detail the reasons for disapproval so that Sublicensee may prepare and submit new Specimens, artwork, packaging, advertising and/or promotional literature. In the event that Sublicensors fails to notify Sublicensee of approval or disapproval within seventy-five (75) days from receipt, the relevant Specimen, artwork, packaging, advertising and/or promotional literature shall be deemed approved by Sublicensors and Westinghouse. After Sublicensors have given their written approval (or such approval is deemed to have been given as aforesaid), then the approved Product, quality, packaging, advertising and promotional literature shall be the standard for the relevant design of Product produced thereafter (the “Approved Quality”). Thereafter, consecutively at twelve (12) month intervals, Sublicensee shall, at Sublicensee's expense, submit to Sublicensors Test Reports for not less than two (2) randomly selected production run samples (“Sample”) of each design of the Products as well as two (2) Samples of each design of the Products. Sublicensee shall obtain Sublicensors' prior approval on any new design of Product on which the Marks will he used. Without the prior written approval of Sublicensors, Sublicensee shall not sell or distribute any design of Product which deviates from the Approved Quality. Products or any component thereof not meeting the Approved Quality, including “second and irregulars,” are not to be sold or distributed under any circumstances without Sublicensors' prior written consent. Notwithstanding the foregoing, provided Sublicensee gives Sublicensors prior notice, Sublicensee may from time to time revise packaging for the Products solely to include or change statements or other information which may be required by the rules of the Underwriters' Laboratories, Inc. or laws or regulations of any jurisdiction where the Products are sold.

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3.2          Sublicensee agrees that, prior to making any use of “Westinghouse Solar” as part of the Sublicensee Trade Name, it shall obtain the approval of Westinghouse and Sublicensors of the form, presentation and manner of the use of “Westinghouse Solar” which Sublicensee proposes to put into effect on its letterhead, business cards, invoices, purchase orders, advertisements, promotional and marketing materials, and other written materials that it may propose to use in its Business operation. For this purpose, Sublicensee shall submit to Sublicensors, complete information of any proposed use of “Westinghouse Solar” which has not already been approved in writing, including such models, photographs, designs to scale and other information as Sublicensors may request, and Licensee shall refrain from so using “Westinghouse Solar” until Sublicensors have given its approval in writing to such proposed use.

3.3          Sublicensors, at their own expense, have the right at reasonable times and after reasonable notice to Sublicensee to inspect all manufacturing facilities, warehouses and other facilities directly related to the Products. Sublicensee agrees to cooperate with Sublicensors in carrying out such inspections including, without limitation, providing access to the facilities of Sublicensee's manufacturers, contractors and suppliers.

3.4          Sublicensee shall import, design, manufacture, advertise, promote (through dealers co-op funding or otherwise), ship and sell the Products and shall continuously and diligently procure and maintain facilities and trained personnel sufficient and adequate to accomplish the foregoing. Sublicensee shall import, design, cause the manufacture of, advertise and promote the Products so that each of the Products fulfills the following criteria: (i) they are not designed, manufactured or marketed as lowest price point products; (ii) they are priced to customers as above the lowest price points for such products and are so called mid or upper price point level products marketed in the Territory; (iii) they have manufacturing, design, quality, and additional features that are similar to the products marketed by others in the Territory that are commonly perceived in the solar panel business as mid or upper price point level products and, for example, are approximately equivalent in quality to and expected to be approximately as expensive in the consumer market as other branded products in the solar panel business that might compete with the Products within the Territory. Sublicensee shall not create a retail exclusive arrangement including the Products without the prior written consent of Sublicensors.

3.5          Sublicensee agrees to inform Sublicensors of the details of the use of the Marks, including graphics, position, size, color, script and the like, and Sublicensors reserve the right to inspect and to approve the use of the Marks.

3.6           Sublicensee shall refrain from and shall not authorize others to use or misuse the Marks so as to bring discredit to Westinghouse or Sublicensors, provided, however, that in no event shall the foregoing be construed to permit sublicensing of the Marks by Sublicensee.

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EXECUTION VERSION

3.7           Sublicensee agrees that all use of the Marks by Sublicensee under this Sublicense Agreement inures to the benefit of Westinghouse and the Sublicensors acknowledges the same. Sublicensee agrees that at the termination or expiration of this Sublicense Agreement, Sublicensee will be deemed to have assigned, transferred and conveyed to Westinghouse any rights, equities, good will, titles or other rights in and to the Marks which may have been obtained by Sublicensee or which may have vested in Sublicensee in pursuance of endeavors covered hereby, and that Sublicensee will execute any instrument reasonably requested by Westinghouse to accomplish or confirm the foregoing. Any such assignment, transfer or conveyance shall be without other consideration than the mutual covenants and considerations of this Sublicense Agreement and shall be approved by the Sublicensors.

3.8            Sublicensee agrees to comply with any laws, rules and/or regulations with regard to the use of the Marks including, but not limited to, any county, state and/or federal law of the Territory. All Products must be UL-approved.

3.9            Sublicensee shall not apply for the registration of, or cause the filing of an application for the registration of, a trade name, trademark or service mark which is identical to or confusingly similar to the Marks.

3.10          Sublicensee shall promptly notify Sublicensors of any infringement or potential infringement of the Marks that come to its attention. Sublicensee will cooperate with Sublicensors and Westinghouse, at Sublicensors’ request, in taking steps to terminate such infringement. However, Sublicensee shall not take any legal action to protect against any infringement of the Marks without Sublicensors' permission. Sublicensors shall not be required to bring or prosecute actions or suits to defend the Marks. Any and all damages recovered in any action or proceeding commenced by Westinghouse shall belong solely and exclusively to Westinghouse.

3.11           Sublicensee acknowledges and agrees that any unauthorized use or misuse of the Marks by or for Sublicensee will result in irreparable harm to Sublicensors and Westinghouse and that Sublicensors, in addition to any other rights or remedies specified in this Sublicense Agreement, shall be entitled to any remedy, legal or equitable, including without limitation preliminary injunctive relief, to correct any harm which results from such violation.

3.12           Sublicensors may develop, with input and advice from Sublicensee, an annual marketing plan and budget for the marketing of Products under the Marks. During the Term, upon the request of Sublicensors, Sublicensee shall contribute to the cost of the annual marketing budget established by Sublicensors in an amount mutually agreed between the parties and upon Sublicensors’ request copies of invoices showing proof of these expenditures shall be furnished to Sublicensors.

3.13           Sublicensee agrees to meet with Sublicensors at least once per year to review and discuss advertising and promotion plans for the Products.

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EXECUTION VERSION

3.14           During the Term of this Sublicense Agreement, Sublicensee shall not (i) enter into an agreement with a third party for products or (ii) design, manufacture, source the manufacture, advertise, sell or ship products, in each case that would compete with the Products, except that this Section 3.14 shall not apply to retailer or distributor owned house brands and Sublicensee's own brands.

3.15           Intentionally omitted.

3.16           Sublicensee shall establish a customer service operation to handle consumer inquiries, complaints and claims in the Territory. At a minimum, such operation shall include: (i) a toll-free telephone number that is staffed to receive and respond to calls during normal business hours for ten (10) hours each day in the Territory in which Sublicensee is currently selling Products for 235 days a year; (ii) an internet website that permits consumers to email inquiries, complaints and claims and is adequately staffed to respond to such emails within 48 hours of receipt; and (iii) a management level representative who is available to respond to escalated consumer inquiries, complaints and claims within 48 hours of receipt. Sublicensee shall monitor the consumer service operations to assure that consumer inquiries, complaints and claims are resolved promptly in a courteous and professional manner.

3.17           Sublicensors agrees that during the Term of this Sublicense Agreement, it will not enter into a sublicense agreement which authorizes another party to use the Marks on a product, in a trade name, or service similar in nature to the Products.

4.0 - COMPENSATION

4.1          During the Term, Sublicensee agrees to pay Sublicensors a royalty in an amount equal to 1.5% of NIP. This royalty will accrue on a daily basis and shall be payable in two installments, the first of which shall be payable on July 31, 2013, while the second of which shall be payable on the earlier of: (i) October 31, 2013; or (ii) the date on which this Sublicense Agreement shall terminate for any reason (including, but not limited to, a termination of the Term due to the occurrence of the merger between the parties).

4.2-4.5    Intentionally omitted.

4.6          Sublicensee shall keep full, true and accurate books of account containing all particulars which may be necessary for the purpose of determining the royalty amount payable to Sublicensors under this Sublicense Agreement in accordance with Section 4.1. Said books and the supporting data shall be open at all reasonable times, for three (3) years following termination of this Sublicense Agreement, to an inspection, on a confidential basis, by an independent certified public accountant retained by Sublicensors, at Sublicensors' expense, for the purposes of verifying Sublicensee's royalty payments, and Sublicensee's compliance in other respects with this Sublicense Agreement. If such inspection and resulting report indicate an underpayment by Sublicensee, Sublicensee shall immediately pay such amount to Sublicensors with interest at prime rate as established by J.P. Morgan Chase or any successor, at the time of the inspection, and in such case the Sublicensee shall also bear all costs of the inspection. If such inspection and resulting report indicate an overpayment by Sublicensee, Sublicensors shall immediately pay such overpaid amount to Sublicensors.

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EXECUTION VERSION

4.7          By July 25 and October 25 of 2013, Sublicensee shall deliver to Sublicensors true and accurate report certified by an officer of Sublicensee, giving such particulars of the business conducted by Sublicensee hereunder during the preceding calendar quarter under this Sublicense Agreement as arc pertinent to an accounting under this Sublicense Agreement. These shall include at least the following:

(1)	the number and type of Products sold;
(2)	minimum annual payments due; and
(3)	total payments due.

Concurrently with the delivery of each such report, Sublicensee shall pay to Sublicensors any royalty amounts due for the period covered by such report. If no payments are due, it shall be so reported. In addition, within thirty (30) days of execution of this Sublicense Agreement, Sublicensee shall report and pay over to Sublicensors all amounts due under this Sublicense Agreement from the Effective Date including without limitation all royalties or other compensation.

4.8          Sales of Products in currencies other than United States dollars shall be converted to United States dollars at the conversion rate stated in the Wall Street Journal for the day prior to the date payment is made to Sublicensee by the purchaser.

4.9          All payments made hereunder by Sublicensee shall be made payable to “Westinghouse Solar, Inc.” in immediately available United States funds and delivered to:

Westinghouse Solar, Inc.

Attn.: Margaret Randazzo, CEO and CFO

1475 S. Bascom Avenue, Suite 101

Campbell, CA 95008

5.0 - OWNERSHIP OF THE LICENSED MARKS

5.1          Sublicensee acknowledges that the Marks, worldwide, are the property of Westinghouse and that Westinghouse has substantial and valuable goodwill in the Marks. Sublicensee shall take all reasonable measures to maintain and protect Westinghouse's proprietary rights including placing any reasonable notice of such ownership that Sublicensors shall reasonably require and advise Sublicensee in writing from time to time. At no cost to Sublicensee, it shall cooperate fully and in good faith with Sublicensors and Westinghouse for the purpose of securing and preserving Westinghouse's rights in and to the Marks. At no cost to Sublicensee, it shall execute any documents reasonably required by Sublicensors or Westinghouse to protect the Marks. Sublicensee shall not take any action, or by its knowing inaction allow any event to occur, which would injure or impair Westinghouse's proprietary rights in and to the Marks. Sublicensee shall not contest the validity of the Marks or any rights of Westinghouse therein, nor shall Sublicensee willingly become an adverse party in litigation in which others shall contest the Marks or Westinghouse's said rights. In addition thereto, Sublicensee shall not in any way seek to avoid its obligations hereunder because of the assertion or allegation by any persons, entities or government agencies, bureaus, or instrumentalities that the Marks, or any of them, are invalid or ineffective or by reason of any contest concerning the rights of Westinghouse therein.

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5.2          Sublicensee shall indicate on all Product packaging and, related advertising materials that the Products are distributed by or for Sublicensee.

5.3          Sublicensee shall comply with proper use instructions as Sublicensors or Westinghouse may issue from time to time with respect to the Marks.

6.0 - QUALITY CONTROL

6.1          Sublicensee shall offer for sale under the Trade Name only Products which shall be of the quality and nature specified in this Sublicense Agreement.

6.2          Sublicense undertakes and agrees to use the Trade Name in the Territory only in connection with the Business relating to Products sold in strict accordance with Section 6.1 and will not market under the Trade Name any Products or other products which are not in accordance with such provisions.

6.3          Sublicensee acknowledges that breach of Section 6.1, not cured in accordance with Section 10.5, will result in irreparable harm to Sublicensors and that Sublicensors, in addition to any other rights or remedies specified in this Sublicense Agreement, shall be entitled to any remedy, legal or equitable, including without limitation preliminary injunctive relief, to correct any harm which results from such violation.

7.0 - REPRESENTATIONS WARRANTIES AND COVENANTS

7.1          Sublicensee represents, warrants and covenants to Sublicensors as follows:

7.1.1    Sublicensee will not use the Marks and has not and will not grant any right or license to use the Marks other than as authorized under this Sublicense Agreement.

7.1.2    Sublicensee will not use “Westinghouse” in a trade name other than as expressly authorized by this Sublicense Agreement and has not and will not grant any right or license to use “Westinghouse” in a trade name.

7.1.3    Sublicensee is duly organized, validly existing and in good standing under the laws of Australia. Sublicensee has all corporate power and authority to execute and deliver this Sublicense Agreement and to perform its obligations hereunder.

7.1.4    The execution, delivery and performance by Sublicensee of this Sublicense Agreement and the consummation of the transactions contemplated hereby has been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of Sublicensee is necessary to authorize the execution, delivery and performance of this Sublicense Agreement and the consummation of the transactions contemplated hereby

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EXECUTION VERSION

7.1.5    Sublicensee is not subject to, nor obligated under its certificate of incorporation or bylaws, any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Sublicense Agreement.

7.1.6    Sublicensee's execution and delivery of this Sublicense Agreement and performance of its obligations hereunder, including the obligation to make payments hereunder, do not and will not conflict with, violate, or result in any default under any agreement, instrument or other contract to which Sublicensee is a party or by which it is bound.

7.1.7    There are no claims, actions, suits, or other proceedings pending, or to the knowledge of Sublicensee, threatened, which, if adversely determined, would adversely affect the ability of Sublicensee to consummate the transactions contemplated by this Sublicense Agreement or perform its obligations hereunder.

7.1.8    Sublicensee is now in compliance with and shall continue to comply with all applicable laws and regulations relating to the importing, assembly, sale and distribution of the Products.

7.1.9    Sublicensee will comply with all applicable laws and regulations relating to the use of the Trade Name.

7.1.10  Without cost to Sublicensors, Sublicensee shall maintain insurance that protects Sublicensors and Westinghouse and their respective officers, directors, employees, agents and their parent companies, affiliates and their officers, employees and agents against any and all liability regardless of the basis, including punitive or exemplary damages in connection with (a) Sublicensee's use of the Marks, (b) any alleged defect(s) in the Products, and (c) the use, assembly, distribution, marketing, sale, service, or disposal of the Products including without limitation any alleged negligent or other tortious conduct on the part of Sublicensors or Westinghouse or any alleged contractual liability of Sublicensors or Westinghouse. The kinds and amounts of insurance shall be as Sublicensors and Sublicensee from time to time agree, and at a minimum shall include the following:

7.1.10.1          Sublicensee shall maintain in effect for at least the life of all the Products assembled, distributed or serviced by or for Sublicensee, liability insurance, written on an occurrence basis, with limits of at least Ten Million U.S. Dollars ($10,000,000) per occurrence, or in years 2013 and later, such higher amount as may be reasonable considering legal or economic changes as well as deteriorating loss experience. The insurance will cover at least the liabilities typically insured by commercial general liability policies (including products/completed operations, advertising liability). In addition, to the extent required by Westinghouse (and if such cover is available), Sublicensee shall provide and maintain patent infringement liability policies with such limit as required by Westinghouse. Sublicensors and Westinghouse shall each be an additional insured on such policies, which shall contain severability of interest or cross liability clauses.

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7.1.10.2          All insurance shall be provided by insurance companies, on policy forms, and with deductibles and retentions acceptable to Sublicensors, such acceptance not to be unreasonably withheld. Any such deductible or retention shall be the responsibility of Sublicensee.

7.1.10.3          Such insurance or risk financing arrangements shall be primary with no rights of contribution equitable or otherwise, with any other insurance afforded Sublicensors.

7.1.10.4          Sublicensee shall furnish Sublicensors with certificates of insurance currency within thirty (30) days after execution of this Sublicense Agreement, and annually thereafter. Such certificates will stipulate that coverage will not be canceled, reduced, or modified without thirty (30) days prior written notice to Sublicensors. Any cancellation, reduction or modification, without the prior written consent of Sublicensors, which results in there not being in force insurance coverage which satisfies all the requirements of Section 7.1.10, including all its subsections, shall be deemed a material breach of this Sublicense Agreement.

7.1.10.5          At reasonable times on advance written notice to Sublicensee, Sublicensors may review the insurance policies at Sublicensee's offices.

7.1.10.6          The requirements of this Section 7.1.10 will survive this Sublicense Agreement, and will remain in effect for at least the life of all the Products imported, assembled, distributed, or serviced by or for Sublicensee.

7.2          Sublicensors (jointly and severally) represent, warrant and covenant to Sublicensee as follows:

7.2.1 Sublicensors are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Sublicensors have all corporate power and authority to execute and deliver this Sublicense Agreement and to perform their obligations hereunder.

7.2.2 The execution, delivery and performance by Sublicensors of this Sublicense Agreement and the consummation of the transaction contemplated hereby has been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of Sublicensors is necessary to authorize the execution, delivery and performance of this Sublicense Agreement and the consummation of the transaction contemplated hereby.

7.2.3 Sublicensors are not subject to nor obligated under its certificate of incorporation or bylaws, any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Sublicense Agreement.

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7.2.4 Sublicensors have been granted an exclusive license by Westinghouse and, to Sublicensors' knowledge, the use of the Marks in the manufacture, advertising, sale and promotion of any of the Products will not infringe any intellectual property or any other rights of any third party.

7.2.5 Sublicensors have all rights, power and consents to license the matters set out herein to the Sublicensee.

8.0 - INDEMNIFICATION

8.1          Sublicensee and its successors and assigns will at all times indemnify and hold Sublicensors and Westinghouse and their respective affiliates, subsidiaries, successors and assigns and the officers, directors, agents and employees of each, harmless from and against any and all third-party claims, suits, demands, obligations and liabilities of any nature whatsoever, and all damages, losses, fines, penalties, costs and expenses, including reasonable counsel fees and costs of investigations, in any manner arising out of, relating to or based on (a) any breach or alleged breach by Sublicensee of any representation, warranty or undertaking made herein; or (b) except as expressly provided in Section 8.2 below, Sublicensee's use of the Marks, including without limitation (i) any defect (latent or patent) or alleged defect (latent or patent) in Products, including without limitation, any injuries to persons or property arising therefrom; (ii) the design, manufacture, distribution, promotion or sale of any Product; or (iii) infringement or alleged infringement of any third party intellectual property rights, including but not limited to patents, copyrights, or trademarks and/or misappropriation of any trade secrets (each a “Sublicensor Indemnified Claim”). Sublicensors shall give prompt written notice of any Sublicensor Indemnified Claim, provided that the failure of a Sublicensor to give such notice shall not relieve Sublicensee of any of its obligations under this Section 8.1 except to the extent that Sublicensee is actually prejudiced by such failure. If Sublicensee gives timely notice to Sublicensors that it desires to control the defense of any such Sublicensor Indemnified Claim, it may do so; provided, however, that in the event that Sublicensors reasonably determines that a conflict exists between Sublicensee and itself, or in Sublicensors’ reasonable judgment, Sublicensee fails to provide an adequate defense, then Sublicensors may, at Sublicensee’s expense, retain its own counsel to represent its interests. Sublicensors shall provide cooperation and assistance to Sublicensee relative to any Sublicensor Indemnified Claim. For any Sublicensor Indemnified Claim in which Sublicensee is controlling the defense pursuant to this Section 8.1, Sublicensee shall be responsible for and pay any settlement made with its consent. Any such settlement shall fully release the indemnified party. For any Sublicensor Indemnified Claim in which Sublicensee is not controlling the defense pursuant to this Section 8.1, Sublicensee shall be responsible and pay for any settlement made in good faith by Sublicensors.

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8.2          Sublicensors and their successors and assigns will at all times indemnify and hold Sublicensee, and its respective officers, directors and employees harmless from and against any and all third party claims, demands and liabilities of any nature whatsoever, and all damages, costs and expenses, including reasonable counsel fees and costs of investigations, arising out of, relating to or based on any breach or alleged breach by Sublicensors of any representation, warranty or undertaking made herein (each a “Sublicensee Indemnified Claim”). Sublicensee shall give prompt written notice of any Sublicensee Indemnified Claim, provided that the failure of Sublicensee to give such notice shall not relieve Sublicensors of any of its obligations under this Section 8.2 except to the extent that Sublicensors are actually prejudiced by such failure. If Sublicensors gives timely notice to Sublicensee that they desire to control the defense of any such Sublicensee Indemnified Claim, it may do so; provided, however, that in the event that Sublicensee reasonably determines that a conflict exists between Sublicensors and itself, or in Sublicensee's reasonable judgment, Sublicensors fails to provide an adequate defense, Sublicensee may, at Sublicensors' expense, retain its own counsel to represent its interests. Sublicensee shall provide cooperation and assistance to Sublicensors relative to any Sublicensee Indemnified Claim. For any Sublicensee Indemnified Claim in which Sublicensors are controlling the defense pursuant to this Section 8.2, Sublicensors shall be responsible for and pay any settlement made with its prior written consent. Any such settlement shall fully release the indemnified party. For any Sublicensee Indemnified Claim in which Sublicensors are not controlling the defense pursuant to this Section 8.2, Sublicensors shall be responsible for and pay any settlement made in good faith by Sublicensee.

8.3          The provisions of Section 8.1 and Section 8.2 shall survive termination, cancellation or expiration of this Sublicense Agreement for any reason whatsoever.

9.0 - DISCLAIMERS

9.1          Nothing contained in this Sublicense Agreement shall be construed as:

9.1.1      (Except as provided in Article 7.0) A WARRANTY WHETHER STATUTORY, EXPRESSED OR IMPLIED, A WARRANTY OF MERCHANTABILITY, A WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, OR A WARRANTY ARISING FROM COURSE OF DEALING OR USAGE OF TRADE;

9.1.2      an agreement to bring or prosecute actions or suits against third parties or conferring any right to bring or prosecute actions or suits against third parties;

9.1.3      conferring any right to use in advertising, publicity, or otherwise, any trademarks, service marks, trade name or name of Westinghouse, or any contraction, abbreviation or simulation thereof, except as specifically permitted in this Sublicense Agreement; or

9.1.4      a warranty that Sublicensee will be able to make use of the Trade Name in the Territory.

10.0 – TERM TERMINATION AND EXPIRATION

10.1          The term of this Sublicense Agreement (the “Term”) shall commence on the Effective Date and expire on the earlier of: (i) September 30, 2013 at midnight Eastern Standard Time in the United States of America; (ii) the date of completion of the merger between the Sublicensors and Sublicensee; and (iii) the date on which the Westinghouse Agreements terminate (for any reason).

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10.2          Intentionally omitted.

10.3          In addition to any other remedies that it may have, Sublicensors may elect to terminate this Sublicense Agreement upon thirty (30) days’ prior written notice to Sublicensee if:

10.3.1 Intentionally omitted.

10.3.2 in Sublicensors’ or Westinghouse’s reasonable judgment Sublicensee does not meet established quality standards for the Products set forth in Section 3.1;

10.3.3 in Sublicensors’ or Westinghouse’s good faith judgment Sublicensee’s use or misuse of the Marks may bring discredit to Sublicensors or Westinghouse;

10.3.4 Intentionally omitted.

10.3.5 Sublicensee fails to make timely payments due to Sublicensors under this Sublicense Agreement;

10.3.6 subject to Section 10.1, the Westinghouse Agreements terminate for any reason;

10.3.7 any proceeding is instituted by or for Sublicensee for bankruptcy, reorganization or other relief for debtors. Upon such termination for any reason under this Subsection 10.3.7, Sublicensee, its receiver, representatives, trustees, agents, administrators, successors and assigns shall have no further rights hereunder, and neither this Sublicense Agreement nor any right or interest herein shall be deemed an asset in any insolvency, receivership, and/or bankruptcy;

10.3 .8 any proceeding is instituted by or for Sublicensee to dissolve its corporate structure or for winding-up; or

10.3.9 Sublicensee directly or indirectly, merges or otherwise comes under the shared or sole control or direction of any other party reasonably unacceptable to Sublicensors or Westinghouse. The merger between W-Solar and Sublicensee will not constitute such an event contemplated by this Subsection 10.3.9.

10.4 Intentionally omitted.

10.5          In the event of an alleged material breach by either party of any of the terms of this Sublicense Agreement, the party suffering such breach shall give notice to the other, in writing, thereof, specifying the type and circumstances pertaining to such breach in form sufficient to enable opportunity for correction thereof by the party allegedly in breach. If such breach shall not have been remedied during a thirty (30) day period immediately following the receipt of such notice, in addition to any other remedies that it may have, the party giving said notice shall have the right to terminate this Sublicense Agreement without further notice. In the event that the breach is remedied within such thirty (30) day period, this Sublicense Agreement shall continue in full force and effect the same as if no notice had been given. Waiver by any party of its right to terminate because of any one breach shall not constitute a waiver of any subsequent breach of the same or of a different nature. No termination of this Sublicense Agreement by expiration or otherwise shall relieve or release any party from any of its obligations hereunder with respect to royalties due or acts committed under this Sublicense Agreement.

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10.6          Upon any expiration or termination of this Sublicense Agreement:

10.6.1 all licensing rights granted to Sublicensee hereunder terminate at such expiration or termination;

10.6.2 Sublicensee shall immediately discontinue any and all use of the Marks but shall be permitted to sell remaining stock of Products carrying such Marks within twelve (12) months. Sublicensors shall be entitled to receive royalties on the sale of such stock in accordance with Section 4.1. After the expiration of the aforesaid twelve (12) month period, Sublicensee shall destroy all Product and packaging and promotional material remaining in Sublicensee’s possession which are identified in any manner by or with the Marks. Notwithstanding the above, Sublicensors shall have the right to purchase such excess stock of Products, in whole or in part, prior to any sale or offer of sale by Sublicensee to any third party, for an amount equal to the wholesale cost of such Products plus any additional costs incurred by the Sublicensee. It is specifically understood and agreed that the Sublicensee's right to dispose of stock of products shall be conditioned upon the absence of harm to the Marks and/or the reputation of Sublicensors arising from the Sublicensee's use of the Marks, as determined by Sublicensors in their sole discretion;

10.6.3 the expiry or withdrawal of Sublicensee's right to use the Marks shall not entitle Sublicensee to compensation or damages of any description other than as provided in Section 10.5;

10.6.4 all accrued payments to Sublicensors shall be paid to Sublicensors within thirty (30) days of such expiration or termination;

10.6.5 all monies previously paid to Sublicensors pursuant to this Sublicense Agreement will be retained by Sublicensors; and

10.6.6 the provisions of Sections 8.0 and 10.0 shall survive.

11.0 — MINIMUM SALES

Intentionally omitted.

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12.0 - EFFECTIVE DATE

12.1 The provisions contained in this Sublicense Agreement shall come into force and effect on the later of the dates upon which the parties sign and date this Sublicense Agreement on the execution page below (the “Effective Date”).

13.0 - CHOICE OF LAW

13.1 This Sublicense Agreement shall be construed, interpreted and governed in accordance with the laws of the State of New York.

13.2 The parties hereby agree that any action arising out of this Sublicense Agreement shall be brought exclusively in the state or federal courts located in the City of New York, irrevocably submit to the exclusive jurisdiction of any such court and waive any objection that such party may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agree not to plead or claim the same.

14.0- NOTICE

14.1 Any notice, request or statement hereunder shall be deemed to be sufficiently given or rendered when sent by certified U.S. mail, nationally recognized overnight mail service, facsimile (with confirmation and a copy sent by U.S. mail) or hand delivery if given or rendered to Sublicensee addressed to:

The Sublicensee

CBD Energy Limited

Attn: Richard Pillinger

CFO and Company Secretary

Level 12, 11-17 Macquarie Place

Sydney NSW 2000 Australia

Email: rpillinger@cbdenergy.com.au

The Sublicensors

Westinghouse Solar, Inc.

Attn.: Margaret Randazzo, CEO and CFO

1475 S. Bascom Avenue, Suite 101

Campbell, CA 95008

Email: mrandazzo@westinghousesolar.com

or, in any case, to such changed address or person as Sublicensors or Sublicensee shall have specified by written notice pursuant hereto.

15.0 - ASSIGNMENT/SUBCONTRACTING

15.1 None of the parties shall assign this Sublicense Agreement in whole or in part without the prior written consent of the other parties.

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15.2 Other than as set out in this Sublicense Agreement, Sublicensee shall not enter into subcontracts for the manufacture of Products without the express written consent of Sublicensors. Sublicensee is responsible for the work of any subcontractor and for any debts, obligations or liabilities incurred by any such subcontractor in connection with the Products. Sublicensee shall discontinue using any subcontractor who shall fail to comply with quality standards and/or delivery schedules required by Sublicensee or Sublicensors.

16.0- MERGER

16.1          This instrument sets forth the entire and only agreement between the parties hereto as to the subject matter hereof reflects and merges all pertinent prior discussions and correspondence pertaining thereto, and supersedes and cancels all pre-existing agreements pertaining thereto between them, Any representation, promise, definition, warranty or condition pertaining thereto and not incorporated herein, shall not be binding upon any party. This instrument shall not become effective unless and until dated and signed below on behalf of each of the parties by their duly authorized officers or representatives. This instrument and its appendices may not be modified, enlarged, or changed in any way hereafter except by an instrument signed by each of the parties hereto,

17.0 - REPORTING OF ADVERSE EVENTS

17.1          Sublicensee shall report to Sublicensors, within forty-eight (48) hours from receipt of the information, any materially adverse event that is reported to occur as a result of use of any of the Products. Such events must be reported in as much detail as possible, whether or not there is proof of a causal connection between the events and use of the Products. A materially adverse event includes any experience relating to the Products which is reasonably regarded to be seriously detrimental to person or property in any manner.

18.9 —Reserved.

19.0 - RELATIONSHIP OF PARTIES

19.1 The relationship hereby established between Sublicensee and Sublicensors is solely that of independent contractors. This Sublicense Agreement shall not create an agency, partnership, joint venture or employer/employee relationship, and nothing hereunder shall be deemed to authorize any party to act for, represent or bind another except as expressly provided in this Sublicense Agreement.

20.0 — AGENTS, FINDERS AND BROKERS

20.1 Each of the parties to this Sublicense Agreement shall be responsible for the payment of any and all agent, brokerage and/or finder commissions, fees and related expenses incurred by it in connection with this Sublicense Agreement or the transactions contemplated hereby and agrees to indemnify the other and hold it harmless from any and all liability (including, without limitation, reasonable attorney's fees and disbursements paid or incurred in connection with any such liability) for any agent, brokerage and/or finder commissions, fees and related expenses claimed by its agent, broker or finder, if any, in connection with this Sublicense Agreement or the transactions contemplated hereby.

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21.0 — CONFIDENTIALITY

21.1 For purposes of this Sublicense Agreement, “Confidential Information” means all information disclosed by any party to another party, including the terms and conditions of this Sublicense Agreement or any other agreement between the parties, trade secrets of the parties, any nonpublic information relating to a party's product plans, designs, ideas, concepts, costs, prices, finances, marketing plans, business opportunities, personnel, research, development or know-how and any other nonpublic technical or business information of a party, or other information designated in writing as Confidential Information by the disclosing party. Confidential Information does not include information that: (i) is now or subsequently becomes generally available to the public through no fault or breach on the part of the receiving party; (ii) the receiving party can demonstrate to have had lawfully in its possession without an obligation of confidentiality prior to disclosure hereunder; (iii) is independently developed by the receiving party without the use of any Confidential Information of the disclosing party as evidenced by written documentation; or (iv) the receiving party lawfully obtains from a third party who has the right to transfer or disclose it and who provides it without any obligation to maintain the confidentiality of such information.

21.2 Each party agrees that it will (a) not disclose, without the other parties' prior written consent, another party's Confidential Information to any third party (other than a party's legal and financial advisors); (h) use another party's Confidential Information only to the extent necessary to perform its obligations or exercise its rights under this Sublicense Agreement; (c) disclose another party's Confidential Information only to those of its employees, and legal and financial advisors who need to know such information for purposes of the company's business activities and who are bound by confidentiality obligations no less restrictive than this Article 21; and (d) protect all Confidential Information of another party from unauthorized use, access, or disclosure in the same manner as it protects its own confidential information of a similar nature, and in no event with less than reasonable care.

21.3 If the receiving party receives notice that it may be required or ordered to disclose any Confidential Information in connection with legal proceedings or pursuant to a subpoena, order or a requirement or an official request issued by a court of competent jurisdiction or by a judicial, administrative, legislative, regulatory or self-regulating authority or body, it shall cooperate with the other relevant party to seek confidential treatment of such Confidential Information and shall uses its best efforts to give the disclosing party sufficient prior written notice in order to contest such requirement or order. Nothing herein shall be construed to impose any obligation to disclose any Confidential Information. If this Sublicense Agreement or any of its terms or any other Confidential Information must be disclosed in connection with legal proceedings or pursuant to a subpoena, order or a requirement or an official request issued by a court of competent jurisdiction or by a judicial, administrative, legislative, regulatory or self regulating authority or body, the disclosing party shall (i) first give written notice of the intended disclosure to the other parties, within a reasonable time prior to the time when disclosure is to be made, (ii) consult with the other parties on the advisability of taking steps to resist or narrow such request, and (iii) if disclosure is required or deemed advisable, cooperate with the other parties in any attempt that it may make to obtain an order or other reliable assurance that confidential treatment will be accorded to designated portions of the Confidential Information or otherwise be held in the strictest confidence to the fullest extent permitted under the laws, rules or regulations of any other applicable governing body.

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21.4 Each party will, except to the extent inconsistent with (i) its use in connection with legal proceedings; or (ii) applicable law, regulations, rules or official requests, at the disclosing party's election, destroy or return to the other relevant party any tangible copies of the disclosing party's Confidential Information, and permanently delete all electronic copies of the disclosing party's Confidential Information, in such party's possession or control at the request of the other party and upon termination of this Sublicense Agreement, and will certify in writing to the other relevant disclosing party that it has done so.

22.0 - CODE OF CONDUCT

22.1 Sublicensee agrees, on its own behalf and on behalf of any third-party manufacturer it uses, wherever located, no child labor will be used in the performance of this Sublicense Agreement whatsoever. For this purpose, a “child” shall refer to any person younger than 16 or, if higher, the local legal minimum age for employment or the age for completing compulsory education: Manufacturers employing young persons who do not fall within the definition of “children” will also comply with any laws and regulations applicable to such persons. Additionally, all employees will be provided with a safe and healthy workplace environment, and all employees will work on a voluntary basis, and shall not be subject to physical or mental punishment of any kind.

22.2 Sublicensee and all of its manufacturers shall respect the rights of employees to associate, organize and bargain collectively in a lawful and peaceful manner, without penalty or interference. Further, Sublicensee and all of its manufacturers shall comply, with all local laws, including but not limited to, applicable wage laws and fair employment practices including the practice of non-discrimination on the basis of race, religion, national origin, political affiliation, sexual preference, or gender. Sublicensee and all manufacturers will, at a minimum, comply, with all applicable wage and hour laws and regulations, including those relating to minimum wages, overtime, maximum hours, piece rates and other elements of compensation, and provide legally mandated benefits. Sublicensee and its manufacturers will further comply, with all applicable environmental laws and regulations. Sublicensee and its manufacturers shall submit to reasonable on-site inspections upon reasonable notice conducted by Sublicensors or their designated representatives, to ensure compliance with these provisions.

23.0 - LIMITATION OF LIABILITY

23.1 IN NO EVENT SHALL ANY PARTY HERETO BE LIABLE TO ANOTHER HERETO FOR INCIDENTAL, CONSEQUENTIAL, INDIRECT, SPECIAL, EXEMPLARY DAMAGES (INCLUDING LOST PROFITS (WHETHER ACTUAL OR ANTICIPATED), LOST SAVINGS; INCREASED EXPENSE OF OPERATION, BORROWING OR FINANCING; LOSS OF USE OR PRODUCTIVITY; AND INCREASED COST OF CAPITAL) ARISING OUT OF OR RELATING TO THIS SUBLICENSE AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; AND REGARDLESS OF WHETHER ANY SUCH CLAIM ARISES OUT OF BREACH OF CONTRACT, GUARANTY, OR WARRANTY, TORT, PRODUCT LIABILITY, INDEMNITY, CONTRIBUTION, STRICT LIABILITY OR ANY OTHER LEGAL THEORY. EACH PARTY HEREBY RELEASES EACH OTHER PARTY FROM ANY SUCH LIABILITY. THE FOREGOING LIMITATION OF LIABILITY SHALL REMAIN IN FULL FORCE AND EFFECT REGARDLESS OF WHETHER A PARTY'S REMEDIES HEREUNDER ARE DETERMINED TO HAVE FAILED THEIR ESSENTIAL PURPOSE.

Reminder of page intentionally left blank

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EXECUTION PAGE

IN WITNESS WHEREOF and intending to he legally bound, the parties hereto have caused these presents to be signed by their proper officers thereunto duly authorized.

WESTINGHOUSE SOLAR, INC.:

/s/ WESTING HOUSE SOLAR INC.
Date:	March 25, 2013

CBD ENERGY LIMITED:

/s/ CBD ENERGY LIMITED
Date:	March 25, 2013

WESTINGHOUSE ELECTRIC CORPORATION

/s/ WESTINGHOUSE ELECTRIC CORPORATION
Date:	March 25, 2013

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